EXHIBIT 99.5
WIPRO LIMITED
Investors/Analysts Conference Call for the quarter ended December 31, 2007
11:45 AM Indian Standard Time, January 18, 2008
Participants — Wipro Management
•	Azim Premji, Chairman

•	Suresh Senapaty, Executive Vice President — Finance and CFO

•	Dr. A Lakshman Rao, Chief Operating Officer

•	Sudip Banerjee, President — Enterprise Solutions SBU

•	Girish Paranjpe, President — Finance Solution SBU

•	Suresh Vaswani, President — Wipro Infotech and Global Service Lines

•	Pratik Kumar, Executive Vice President — Human Resources

•	Sudip Nandy, President Product Engineering Solutions SBU

•	T.K. Kurien, Chief Executive — Wipro BPO

•	R Rajesh Ramaiah, Corporate Treasurer

•	Zach Lonstein, CEO Infocrossing

•	Vineet Agarwal, President — Consumer Care & Lighting SBU
Moderator
Good morning ladies and gentlemen. I am Rita the moderator for this conference. Welcome to the Wipro quarterly earnings conference call. For the duration of the presentation, all participant lines will be in the listen-only mode. I will be standing by for the question and answer session. I would now like to hand over the floor to Wipro management. Thank you, and over to the management.
Rajesh Ramaiah
Ladies and gentlemen, a very good morning to all of you. First let me wish you all a very Happy New Year. My name is Rajesh Ramaiah and I am based in Bangalore. Along with Sridhar in New Jersey and Aravind who has recently moved into our team and based in Bangalore, we handle the investment interface for Wipro. We thank you for your interest in Wipro. It is with great pleasure I welcome you to Wipro’s teleconference post our results for the third fiscal quarter ended December 31, 2007.
We have with us Mr. Azim Premji (Chairman and Managing Director), Mr. Suresh Senapaty (Chief Financial Officer), who will comment on the results of Wipro for the quarter ended December 31, 2007. We are joined by the other members of the company senior management who will answer questions which you may have. The conference call will be archived and a transcript will be available on our website wipro.com. Before Mr. Premji starts his address, let me draw your attention to the fact that during the call we might make certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the management’s current expectations and are associated with uncertainty and risks which could cause the actual results to defer materially from those expected. These uncertainty and risk factors have been explained in detail in our filing with the SEC. Wipro does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date of filing thereof. Ladies and gentlemen, Mr. Azim Premji, Chairman, Wipro.
Azim Premji
Good morning to all of you all. I would like to use this occasion to wish you all a very Happy New Year. You have seen our results for the quarter ended December 31. While the management team would be happy to answer your queries, I would like to take some time before that to share some of our thoughts on our performance and prospects.
The results for the quarter are satisfying and we continue to see good momentum in all our business. Revenues from our global IT services of $910 million for the quarter was ahead of our guidance of $905 million. Organically, our margins remained flat despite an appreciating rupee and increased cost on account of wage hikes effected. We continue to win large deals and have a healthy pipeline of these deals as we move into a new calendar year. Among our industry facing business units, financial services business grew nearly double digit sequentially during the quarter despite this being challenging times for the sector. We also had retail and healthcare vertical growing ahead of our company growth rate.
Among our service lines, we had a strong growth in our BPO and testing services. Our top 10 customers grew at a healthy rate during the quarter and we won a good set of new clients with some mission critical and transformational projects being awarded to us.
On the operational front, we are driving for higher productivity and have seen a 200 basis points increase in the mix of revenues for fixed price projects this quarter. We are relentlessly driving for higher pricing for our services and have seen price increases from our customers in the range of 3% to 6% and our new customers are coming in at around 5% higher than our average. This has helped us in improving our realization during the quarter by around 50 basis points sequentially.
We continue to see accelerated momentum in our India, Middle East and Asia PAC business. It recorded strong year-on-year growth of 39% and profit before interest and tax growth of 49%. We are pioneers in the Indian IT market with presence for over 25 years now. We started investing early in the Indian market into solutions as new service lines like total outsourcing that has reflected in our growth rates and deal wins. Over the last 24 months, we have won about 12 large total outsourcing deals across various industry verticals and the deal sizes have consistently been going up. Our recent win in India in the telecom sector is representative of the increasing size of deals in the market and of our abilities to offer transformational solutions to customers. Leveraging our strength in the Indian market we started investing in Middle East and Asia over the last three years and we are seeing very strong traction for the solutions and services in these markets as well. We have healthy pipeline of large deals going forward and we are confident of establishing leadership position in these geographies like in the Indian markets.
Wipro Consumer Care & Lighting also grew well with both revenue and PBIT growing by 25% each on an organic basis. Our Consumer Care & Lighting business has reached a quarterly revenue run rate in excess of $100 million and we continue to see strong demand for our products in India and Asia.
We have made two large acquisitions during the year; Unza, in our Consumer Care business and Infocrossing in our global IT business. Both these acquisitions are very strategic in nature. Integration of these acquisitions is on track. We constantly look at challenges and opportunities thrown at us and evolve strategies that would help us maximize growth and enhance value creation. We are increasing investments and accelerating momentum in some of the strategic initiatives we kicked off last year while we initiate a few more new launches this year. The key areas that we are focusing on are:

(1) Driving growth through mega and gamma accounts.

(2) Enhancing non-linearity through a set of identified initiatives.

(3) Creation of a global program team to manage large deals and higher focus on total outsourcing.

(4) Supply chain initiative to improve employability, building global capability, and optimal mix.

(5) Game changing initiatives in 360 degrees partnership with large technology providers.

(6) Increased focus on consultancy by consolidation under Wipro Consulting.

(7) Accelerating investments in geographies like Middle East, Germany, and Canada, which we see as high growth markets, and

(8) Continue to look at inorganic initiatives to bridge the identified strategic gaps.
Many specific actions have been initiated in each of these areas and more are in the rollout stage. While we are aware that the journey is not complete we are encouraged by the progress we have made so far.
Finally, in terms of business environment, the US economy in general and the financial services sector in particular are facing challenges. However, we have not seen any impact on our business so far. We continue to see good demand for our services and believe the value that global delivery model brings is enduring. Further, Asia and Middle East markets continue to expand at a healthy pace. Having said that we continue to watch the environment carefully and are driving multiple initiatives to derisk all our business models.
I will now request Suresh Senapaty, our CFO, to comment on financial results before we take questions.
Suresh Senapaty
A very good morning ladies and gentlemen. First of all, we wish you a very Happy New Year. I will touch upon areas in our performance and financials that would be of interest to you all.
Global IT services revenue for the quarter of $910.1 million included $772.2 million from IT services, $76.5 million from BPO services, and $61.4 million from acquisition, Infocrossing and Oki. We had an organic revenue growth of 7.4% in global IT services with revenue of IT services growing 7.2% sequentially while revenue of BPO services grew 9.3% sequentially. Revenue growth of 7.2% in IT services was driven by volume growth of 6.4% while blended price increased by 50 basis points on quarter-on-quarter.
On the foreign exchange front, our realized rate for the quarter was 39.74 versus the rate of 40.79 realized for the quarter ended September 30th. As at period end, after assigning to the assets on the balance sheet, we had about $2.11 billion of contracts that translates to $2.45 billion on a gross basis at a rate between Rs. 39.5 to Rs. 43.
During the quarter, we added 39 new customers, 10 of which were Fortune 1000. We have our first 100-million-dollar client this quarter and the number of clients more than $50 million have increased from 9 to 12.
Our price realization in the IT services business went up by 5% for onsite work, and 2.2% for offshore work on a year-on-year. We have an adverse impact of 80 basis points on our margins due to exchange rate which was offset by pricing and other operational improvements. We affected wage hikes for employees in our BPO business from 1st October by about 12% and this had an impact on our BPO margins by 250 basis points. The drop in operating margins for BPO business was contained within 100 basis points despite foreign exchange impact and wage hikes. Overall, our operating margins dropped by 100 basis points versus previous quarter primarily on account of the acquisition.

For the quarter ending with March 2008, we expect volume-led growth with stable price realization. We will have impact on margins due to the wage hikes given for our onsite workforce effective 1st of January 2008. We expect margins of global IT business to be in a narrow range excluding impact on account of exchange fluctuation. We will be glad to take questions now.
Moderator
Thank you very much sir. We will now begin the Q&A interactive session. Participants who wish to ask questions, kindly press *1 on your telephone keypad. On pressing *1, participants will get a chance to present their questions on a first-in-line basis. Participants are requested to use only handsets while asking a question. To ask a question, kindly press *1 now.
First on line, we have Mr. Suveer from Macquaire. Over to you sir.
Suveer
Hi. Just a very small clarification. Did you say, out of $910 million, $61.4 was from acquisition, right?
Suresh Senapaty

61.4 from acquisition.
Suveer
This is broken up as, how much Infocrossing and how much . . .
Suresh Senapaty

About 60 is Infocrossing and the balance is Oki.
Suveer
Thanks.
Moderator
Thank you very much sir. Next in line, we have Ms. Diviya from JM Financials. Over to you mam.
Diviya
Hi! My question is related to the IT budgets that your clients have come back with. What is the sense that you are getting from the clients who have come back and are there any set of clients who have delayed their IT budget decisions as of now?
Girish Paranjpe
Broadly, most of the clients have flattish IT budgets. There are a couple of clients where their IT budgets have been curtailed. However, that does not automatically mean that it will affect offshoring or outsourcing, it may accelerate that. After having the budgets in place people now are trying to prioritize their spends over rest of the year. So, my sense is that by the end of this quarter we will get a better picture about how the spends are going to be prioritized. But as of now, it does look usual and I do not see any impact immediately.
Sudip Banerjee
A couple of other points, I think, in the non-BFSI sectors, if you look at clients in retail, manufacturing, energy, healthcare, etc., we find that the current pipeline for RFPs, current pipeline for customer visits, and the current pipeline for negotiation is no different from what it was three months ago. From that perspective, nothing has really changed for us at least with the immediate presence.
Diviya
Does that imply in the BFSI pipeline you are actually seeing some kind of a reduction or an impact?
Girish Paranjpe
There is no visible impact on the pipeline. We had deals last quarter, we have deals this quarter, so I am not really seeing any impact as of now.
Diviya
As far as Infocrossing numbers, acquisitions that you have reported this quarter, Infocrossing seems to have slipped in to the red, the employee cost seems to have gone up quite considerably there. Is there a reason for the same or whether some severance package is given there?
Suresh Senapaty
Actually, Infocrossing has posted a 5% operating margin in the current quarter i.e. the quarter ending December. You could be referring to US GAAP numbers. Because of the acquisition there is a lot of intangible accounting that takes place and therefore it shows red mark. But otherwise, in the Indian GAAP it is a 5% operating margin.
Diviya
What for exactly these accounting changes that you had to make in the US GAAP during this quarter?
Suresh Senapaty
The US GAAP factors lot of intangibles in terms of the existing contracts and in terms of some of the other IPs related stuff that gets amortization under the US GAAP, and that has made a big difference. The entire thing is because of that.
Diviya
But this was in the depreciation amortization kind of line item, right? This has gone up from around 7%-8% to 10% this quarter. I am talking about the cost of revenue line where it has actually gone up from the 69% to 70% ranges that we have seen in the last 4 to 5 years; it is around 82% for the first nine months. I am trying to understand what led to the spike there?
Suresh Senapaty

I think you have to look at it in terms of the post-acquisition phase. We had added to our account only for few days of Q2, but it is for the full 90 days of Q3. So I think the best is to compare these kinds of numbers on a line item basis . . .
Diviya
No, I am talking only for Infocrossing published numbers for. . .
Suresh Senapaty
I appreciate that. All I am saying is because now it becomes part and therefore the accounting processes of Wipro stands applied, so I would request you to take this as a base line going forward for any comparison as opposed to standalone Infocrossing.
Diviya
Okay. So, the EBITDA margins of around 3% are likely to be the base from where we have to take numbers from now?
Suresh Senapaty
Yes, I would say that this becomes the baseline and going forward as you know this is a transformational business and it is not like the other acquisitions we did and you start ticking in terms of the first quarter itself lot of sequential growth, but we will look forward to significant growth, but it is not going to happen in a quarter or two. Also, you know, we talked about the last Missouri contract winning that we did last time that we announced, there has been a delay because of some of the customer requirements and therefore part of that the incremental revenue of that will kick in only later and the development fees is taking certain time and therefore in terms of seeing the traction of the new contract as well as the combined win benefit, you will see after initial few quarters.
Diviya
Okay. Just one clarification again. So, there has not been any extraordinary direct cost this quarter, which is not likely to recur, right?
Suresh Senapaty
I am sorry, are you saying are there any extraordinary costs that would recur?
Diviya
Yes.
Suresh Senapaty
No, there is nothing extraordinary would recur, but the way the business is it is not a 100% service business kind of ours where you will see only sequential upping. There could be little bit of volatility from margin point of view. So, we could see 2% swings up and down, it will not necessarily be all the time very uniform.
Diviya

Thanks now. I will come for followup later.
Suresh Senapaty

Thank you.
Moderator
Thank you very much mam. Next in line we have Ms. Jain from Tower Capital. Over to you Ms. Jain.
Jain
Thank you for taking my questions. Sir, can you just repeat the volume growth once again?
Suresh Senapaty
It is about 6.4%.
Jain
Thank you. Sir, I just have a question on your enterprise business. Are you seeing any trouble in the same and what is the outlook for the same?
Suresh Senapaty
I will request Sudip Banerjee to explain that.
Sudip Banerjee
I am not sure why you asked this question because enterprise business has had very solid growth both on a Q-on-Q as well as Y-on-Y basis for the last four quarters. So, if there is something specific in any of the enterprise verticals, I can answer. But I think, for example, the previous quarter, the retail grew sequentially 9.7%; our technology, media, and transportation services business grew sequentially 11.5%; manufacturing grew 9.4%; I am not sure why the question was asked. If you look at the customer win in the enterprise that we have grown about 39 customers, and in the enterprise phase about 30 of them belong to enterprise segment.
Jain
Okay. Sir can you tell me how many campus offers you have made for the next year?
Pratik
Hi, This is Pratik here. For next year, we plan to take about 14,000 campus graduates and we are already through with making all those offers. Outside of engineering graduates, we would be taking about 3500 non-engineering graduates which are basically Bachelor of Science graduates. So, we are on course for hiring them as well.
Jain
This 14,000 includes your 3500 also?

Pratik
No. The 3500 is over and above 14,000.

Jain

Okay. Thank you.
Moderator
Thank you very much mam. Next in line we have Mr. Nitin from Networth Stock Broking. Over to you sir.
Nitin
Hi! Can you give us the macro sense of the scenario in your product engineering services, especially relating to your telecom sector? Do you see the integration efforts that have been done over with any increased traction that you see in the merged conglomerates so far viz. Dell or Singular, Nokia-Siemens, etc.
Lakshman Rao
You rightly mentioned that we are trying to integrate the telecom into product engineering, which we did about two years back, with the result that we have been able to build a solid practice in the network engineering and network operations. Just to give you an overview, technology business has done well this quarter. We had a 7.7% sequential growth. Majority of the growth came from the embedded segment from the verticals like automotive, medical, and industrial electronics. We also had significant growth in the service provider business on the telecom side. If you see, we had more than 60% year-on-year growth in the service provider segment. In the telecom OEM segment, we have not seen a major ramp down that we experienced in the last two quarters. So, overall net-net while our telecom OEM business continues to be stable, we had experienced a growth in the service provider and the embedded verticals that I mentioned. So, these two together have given us the overall growth in the technology segment.
Nitin
Have you also seen realizations improving in this sector? Is there a billing increase in this sector?
Lakshman Rao
We have definitely had improved net realization through the annual renewal of the contracts. Majority of the contracts we had annual renewal of the price. We have been able to get in the average of 2% to 5% increase in the annual increase; and on the new customers we have been able to get on an average of 5% and above.
Nitin
Just a followup to this, around two to two-and-half quarters ago, you were quite skeptical on your billing increases. Mr. Premji himself mentioned he will probably look into it. So, what is the change in the strategy followed in the last quarter and this quarter that has changed probably the execution effort or what has changed that you could command such a healthy pricing in this quarter and onwards?

Suresh Senapaty
In Q3 because of the lesser number of working days, we had forecasted a muted pricing so far as Q3 is concerned versus Q2 and the number of days are lesser both in onsite as well as offshore. However, yet we have been able to get a price realization improvement of about 1.3% onsite and a flattish offshore. So, from that perspective, we continue to hold good that it is much more stable to a positive bias with respect to the pricing environment that we are seeing at this point in time.
Nitin
All right. Thank you and all the best.
Suresh Senapaty

Thank you.
Moderator
Thank you very much sir. Next in line, we have Mr. Sandeep from IISL. Over to you sir.
Sandeep
Congratulations on a very good set of numbers. I just wanted to ask you one question about the Infocrossing business and the other acquisitions going forward. Could you please delineate the strategy in Infocrossing and the other acquisitions going forward? How you would want to expand the business?
Suresh Senapaty
The acquisition with respect to Infocrossing only or are you talking about general acquisition?
Sandeep
About Infocrossing and Oki.
Suresh Senapaty
Okay. Can I request Suresh Vaswani to explain the rationale and how we are doing so far as Infocrossing acquisition is concerned?
Suresh Vaswani
Infocrossing acquisition, the rationale for the acquisition really was to enhance our service offerings in terms of technology infrastructure services to our global customers, basically to our US customers. So, Infocrossing has a very unique offering in terms of managed data center services which was not there as a part of our portfolio of technology infrastructure services and with that we believe we have enhanced our infrastructure services proposition to our customers substantially, and therefore we should be in contention for significant outsourcing deals like we contest in India. So, that was the rationale of the acquisitioning. I have got Mr. Zach, who is the CEO of Infocrossing, and he can elaborate further. In terms of our performance on Infocrossing last quarter, it certainly met our expectations. Infocrossing has its own steady run rate in terms of the customer segments that it addresses; so, that is sustaining well. We have had zero customer attrition in the last quarter despite our going in for the integration efforts and so on and so forth, there have been zero customer attrition, and we are seeing a good funnel build up in the combined proposition of our infrastructure services business and the Infocrossing business. There is a good funnel buildup which hopefully will spur growth on both sides, on the infrastructure services side as well as on the Infocrossing side. Zach, you may want to add.
Zach Lonstein
Sure, as Suresh has said, the funnel is growing and is building. We shortly expect to announce our first deal which utilizes multiple Wipro capabilities which includes application development, TIS, and Infocrossing, and the Infocrossing portion of that deal will extent over a 5-year period as it picks up, so typical of the Infocrossing model which is completely a recurring revenue model. The funnel of such deals is growing significantly. In addition, we have made a very good start on cross selling. We have introduced Wipro services to 10 of our existing customers and 4 are in a proposal stage, plus we have 200 such customers we expect to significant additional benefit which may not be reflected directly in the Infocrossing numbers but would reflect the overall in the Wipro numbers. As far as healthcare, we have signed the largest contract in our history of over $400 million contract with the State of Missouri to provide full Medicaid processing services over the next 9 years and that is going to be a contract which we previously had has now been expanded, there is a $28 million development portion, and that contract is getting implemented as we are speaking.
Sandeep
Okay. Thanks a lot.
Moderator
Thank you very much sir. Next in line, we have Mr. Shah from Kotak Securities. Over to you sir.
Dipesh
Hi! I had one question. First of all, I was just looking into employee additions in the BPO. Could you just comment on that and also the employee additions in the IT services look to be slightly lower than at least my expectations. Any comments on both of these please? Thank you.
T K Kurien
On the BPO business, I think you have to look at it a little differently, primarily because over the past two years we have been pushing very heavily on non-linear growth. We have talked about that in the past and we continue to kind of push forward as far as non-linear growth is concerned. If you look at our head count addition between end of last year and this year third quarter, you would find that our total head count has actually gone up by just 8%, but our top line has gone up by 44%. So, it just shows that our strategy of integrating and selling and briskly going up the value chain is really working, and it is the same thing is reflected again in terms of operating margin. As far as the BPO business is concerned, I would not look at head count as a measure for billing on a going forward basis.
Dipesh
What does it mean the increase in the billing rates or realizations in the BPO business? If you can get that figure?
T K Kurien

We do not report that separately, but we have been able to hold our operating margin if you look at between 20% and 22% on a fairly consistent basis in spite of the fact that we have had a pretty sharp rupee depreciation. And if you compare that with other peers in the market, you can see the different, pretty stark.
Dipesh
Okay. And the other part, just very small book keeping one, the tax rate appears to be lower in this quarter as compared to the previous one. Can we get a sense about what can we expect in the fourth quarter and also for the next year, just an indication?
Suresh Senapaty
We would expect similar range in the current year the rest of the period within 1 or 2 percentage points. So far as the next year is concerned, I think like we had said that we can have within a 2 percentage variation, but soon after the STP regime sets, it could go up, but we said that it could have an impact of about 4, but we will continue to be able to deliver at a sub-20%.
Dipesh
Okay. Thank you very much and all the best.
Moderator
Thank you very much sir. Next in line, we have Mr. Prasad Deshmukh from DSP Merrill Lynch. Over to you sir.
Prasad Deshmukh
Good afternoon. There was a comment made earlier that most of the budgets have been at the flat or there is an increase there, but some of the budgets have been curtailed. What exactly are the clients cutting on in such kind of budget cuts?
Girish Paranjpe
I said overall the budgets had been cut, and I also said that they are prioritizing their spends and by the end of this quarter we will get a better picture on what projects are going to get pursued this year and what may get deferred. But, I also said that most of the kind of operational budgets are intact and we have not seen any impact on our projects.
Prasad Deshmukh
Actually you said, a couple of clients have curtailed but they will accelerate the offshoring in their budgets.
Girish Paranjpe
I see that is also an possible outcome; just because IT budget is cut does not necessarily mean there will be impact on offshoring, because the IT budget encompasses hardware, software, internal spends, as well as what they spend with third party. So, just because overall IT budget has been cut, does not automatically mean that offshoring has been curtailed.

Prasad Deshmukh
Okay. So, in the prioritization that client does, which are these areas in Europe they would rather go for a cut in the spend?
Girish Paranjpe
As I said I do not know because we will get a better picture only by the end of this quarter because budgets are effective only from January for most clients, it is too early to tell.
Prasad Deshmukh
Okay. Any comments on the budgets which are finalized if there is more of thrust on maintenance or the discretionary spend also remains intact as it was before?
Girish Paranjpe
Where there is more cut in budgets, but again as I said these are early days. As of January, when we have started, most people got back to work first week of January. So, it is too early to say how the budget is going to get prioritized. So, I would rather wait until the end of this quarter rather than pronouncing judgment now.
Prasad Deshmukh
Okay, fine. Thanks a lot.
Moderator
Thank you very much sir. Participants are requested to restrict to only one question at the initial round of Q&A. The followup questions will be taken later on. Next in line, we have Mr. Gandhi from Lehman Brothers. Over to you sir.
Harmendra
Hi! Congratulations on a good set of numbers. This question is to Girish. Girish, do you think there could be a sudden shock in terms of cutting down of budget in BFSI because now companies are coming out with their results and they are not reporting very good numbers there in US?
Girish Paranjpe
Actually, I did mention that from what we know from clients in terms of their budgets, many clients are still on a flat to slightly higher budget. There are a couple of clients who have budgets which have been curtailed, but as I also mentioned that the budget contains hardware, software, internal services, and third party providers. So, we will know by the end of this quarter how the budget is going to spread out between these three-four categories. So, it is little early to say what the impact will be.
Harmendra
On Infocrossing, when do you see that how should we look at next couple of quarters? Will the revenue growth be accelerating from these levels?

Girish Paranjpe
I think for the first half of the calendar, we should not be expecting too much, but thereafter of course we should be speaking very decent growth.
Harmendra
Okay. And what about margins on Infocrossing, how should we look at those numbers?
Suresh Senapaty
Margins, again, there is a little bit of cyclicality so far as that particular business is concerned. So, it will not be like a typical pure software services which quarter after quarter holds sequentially growth. So, there will be little bit of within the 2 percentage point volatility both ways. But, the healthcare contract in terms of the new part of it including the development teams will come to play post June 2008, where we should be seeking much better realizations there, and also so far as the first half is concerned, we should be seeking more of restructuring in terms of the ITO part of the business in terms of the synergy kind of thing whether go to market, winning, and also trying to see the possibilities from an offshoring perspective, etc. So, over a three to four months period, you would then see margin expansion.
Harmendra
Okay. Thanks a lot.
Participant
Hi! My question relates to what is the outlook especially in the telecom equipment market and the semiconductor market?
Lakshman Rao
You know, particular telecom equipment market, what we have observed is that earlier there were lot of product restructuring and etc., which has created from softness. We are not seeing that downturn now. More or less our business has been stable. However, in terms of growth, we still expect it will take some time and working a little bit slower. We are observing the same thing on the semi-conductor market also. However, last quarter, we have got a good opportunity in the semi-conductor market more in the manufacturing side, like you know inspection and automotive testing which is reported in our industry automation vertical. It is not more on the design side but it is more on semi-conductor manufacturing side we have got good business.
Participant
Last two quarters, it was reported that a lot of these deals are happening especially in the telecom equipment space. Is the trend continuing or how is it happening?
Lakshman Rao
Yes, the trend is continuing. Consolidation is happening, product restructuring is also happening. A lot of deals are also happening with respect to scaling off of certain businesses, etc., it is continuing.
Participant

Okay. Just wanted to get an update on the BPO strategy. It is mentioned that more focus is on non-linear growth. What are the strategies adopted and the platform-based BPOs are main focus for going for nonlinear growth?
T K Kurien
I think there are a couple of components. If you just roll the clock back two to two-and-half years ago when we re-engineered our BPO business, one of the first things that we did was we went ahead and said that we are going to sell end-to-end services. Last quarter, our end-to-end service revenue as a percentage of our sales is roughly at around 41%. So, it was almost zero when we started two to two-and-half years ago. So, with that what is happening is with more and more bundling we have been able to push our realization up. So, that is one thing that you would see. The second thing that we have been doing is getting into careers which are of higher value-add; so, for example, areas where our realization per employee and our EBIT per employee is significantly higher. We have been really focusing on that. The third component of that and that still has not yet kicked in completely, it is still very very small as a percentage of sales is our platform strategy. Our strategy on the platform is pretty clear. We are right now developing a platform. We are going ahead and patenting components to the platform and in the next six months you would certainly hear more about the platform than what you have heard today. So, that is the third phase of our non-linear growth.
Participant
Could you just say a little bit more on the platform? Is it possible to know, what are the verticals we are targeting for the platform or is it still at the confidential stage?
T K Kurien
We have been very clear about which verticals we want to focus on. We have nine vertical areas. We have articulated pretty clearly that we want to kind of gain domain competence in and really monopolize, and those nine segments would be where we would choose the platform to create non-linear growth.
Participant
Okay. Thank you.
Moderator
Thank you very much sir. Next in line, we have Mr. Saluja from Kotak. Over to you sir.
Kawaljeet
Hi every one. Given the fact that all your businesses are performing well and more or less equal in terms of growth, is there any specific reason why your March quarter revenue guidance is muted and also lower than the historic trend?
Suresh Senapaty
I do not think we could give any specific reason to that. At least that is nothing to do with any kind of a trend. All we would say is so far as the last quarter was concerned, it was a good quarter, and going forward also looks everything okay, but when you sort of try to put that on to you a specific and aggregate that it looks like the number what we have communicated. But, I would not scribe too much to it in terms of saying that could it have been a percentage better or so as to whether this is reflecting any kind of a change in the trend in the market.
Kawaljeet
I think based on your fourth quarter guidance, I think the organic revenue growth rate for fiscal 2008 would be 32.5%. Again, it will be far lower than peers, compared to the previous year as well. I presume that Wipro would be doing some benchmarking analysis as to what has gone right, what has gone wrong, relative to peers in terms of your performance. So, would you highlight as to which are the areas does Wipro need to improve on to perhaps lead the industry in terms of revenue growth rates?
Suresh Senapaty
I think if you sort of look at the guidance and see that on a FY08 we will come out as 37% YOY growth, and if you look at excluding the inorganic pie it is about 32%, which is a very decent growth. But yet, could it be better? Of course there are multiple areas we have identified and certain growth engines we have identified. First of all from a process perspective, this initiative of mega and gamma and this 360-degree kind of a relationship with few mega customers is showing some amount of traction and we want to accelerate that going forward in 2008-09. The second piece is the infrastructure service piece where Wipro has always been the leading edge and with Infocrossing acquisition added to its features I think that becomes a strong force and that will be our growth engine for the next year. Similarly, package implementation, again like you heard from Kurien, there are lots of initiatives in that direction, and we have been seeing our precedent there also has started a lot of initiatives in that space and we are looking at that being a growth engine for us for 2008-09 too. From a vertical perspective, some pockets in financial services we are definitely looking at growth, retail is going to be a good growth rival for us, energy & utilities is going to be seeking a lot of investment and we would be making lot of growth there. So, like that there are action points on multiple such areas where we think we have advantage and we could get much better mileage out of some incremental investment that we could do.
Kawaljeet
Okay. Finally, what has been the drag on Wipro’s earnings on account of acquisitions and how do you see that changing moving into fiscal 2009?
Suresh Senapaty
While we are definitely focused on quarter-to-quarter results, we are equally focused also on our long-term value creation that we do. From that perspective, just because there will be a dip in a particular quarter because of any kind of an acquisition, when we think that it can be a substantive mileage that it could give to our longer-term perspective, we should not compromise on that. Therefore, we have been taking such positions before and we have seen over the last two years despite that we have been able to maintain margins. Yes, Infocrossing is a big deal and therefore it has a bigger impact in terms of a margin dilution, but also it has its own pluses in terms of the positives that we could create for ourselves. So, we are seeing traction, we are making move, and we are confident that that will help us create more value for us than what we have paid and you will see that results when we exit 2008-09 for sure in terms of the trend both in the healthcare part of the business as well as on the ITO part of the business.
Kawaljeet

It is not that I was actually doubting the strategic benefits of the acquisition, what I just wanted was perhaps the numbers or EPS drive on account of acquisitions for this year. But anyway, I will take this question offline later on. Thank you.
Suresh Senapaty
Okay, thank you.
Moderator
Thank you very much sir. Next in line, we have Mr. Goyal from Citigroup. Over to you sir.
Surendra
Good afternoon everyone. Mr. Senapaty, correct me if I understood it wrong. Just wanted to understand the Infocrossing margin issue. Did you mean that the way Infocrossing used to account their EBIT margins were 10% to 12%, but with Wipro’s accounting the margins would be much lower than that? Is that a correct understanding?
Suresh Senapaty
No, that is not the correct understanding. But the understanding we have to see is because it is now a part of Wipro, because there has been acquisition, there are certain intangibles that get created pursuant an acquisition and they have to be amortized over a period of time. From that perspective, it does make a difference vis-à-vis a standalone Infocrossing versus when it becomes part of Wipro balance sheet. All I am saying is, (A) there is a some amount of accounting changes in terms of Wipro policies; (B) because of the acquisitions, there are certain specific amortization aspects that come in. That is what it will more or less stay similar. At the end, what my suggestion was, that this becomes the base for us to go forward and make comparison in terms of line-by-line as opposed to looking at a traditional numbers of Infocrossing, but we are not seeking any kind of a reduction in terms of profitability except for the amortizations which are particularly the non-cash charges.
Surendra
Mr. Senapaty, just to take it a bit further, the gross margins from historical financials of Infocrossing were around 30%. Could you just help us with a comparable number in this quarter, because I believe the intangibles would at least be below the gross margin level, if that is the correct understanding?
Suresh Senapaty
In our case, when we communicate a gross margin, it is after the amortization, and then we get into SG&A and then come to operating margin. That is where I would like, why not we take this offline, because we would like to look at how the Wipro presents its accounts and therefore the comparison on that basis.
Surendra
Okay. Thanks a lot.
Suresh Senapaty
Thank you.

Moderator
Thank you very much sir. Next in line, we have Mr. Mehta from Khandwala Securities. Over to you sir.
Mehta
My question has been answered. Thanks.
Moderator
Thank you very much sir. Next in line, we have Mr. Shah from ICICI Securities. Over to you sir.
Sandeep
On the global IT, the margin fall, the way we report on the EBIT including the other income, it seems that it has fallen by 150 basis points and we are mentioning 100 basis points.
Suresh Senapaty
Yes, the fall in the Indian GAAP is about 100 basis points and 110 basis points is because of the acquisition piece, that means in an organic basis it has expanded by about 10 basis points. And, so far as the US GAAP is concerned, yes there is an additional decline because of again two factors: (A) Because in US GAAP there is an amortization on account of acquisition, that is the big piece, but additional 5.5% different. (B) And the second thing is, with respect to the ESOP, you know the FBT has been now leviable on ESOP exercise, and as for that we have to pay fringe benefit tax on that ESOPs that we have exercised. While our policy is to recover the FBT from the employees and we have done the recovery, the US GAAP does not allow us to set it off in the P&L account. Which therefore means that FBT on the existing ESOP outstanding becomes a charge in the line of tax line, whereas the recovery goes into the capital account and does not get reflected in the P&L account. So, that is about 4.3 crores or Rs. 43 million so far as the quarter-ending December is concerned. So, since this time we have the existing ESOPs outstanding, cash flow wise we are neutral, but on the P&L account point of view it will show it as a charge and the recovery of the FBT will show it into the capital account. So, while the India GAAP is okay, the US GAAP is little different in this respect.
Sandeep
And sir, this Rs. 43 million which you said, you mean to say it has been included in the tax provision?

Suresh Senapaty

That is correct, in the US GAAP.
Sandeep
But, the operating margin what you are saying is before the tax provision.
Suresh Senapaty
No, sorry. In the US GAAP it goes into the operating margin. The entire FBT in US GAAP is treated as an operating margin line. While in Indian GAAP, FBT is part of tax line. In the US GAAP, always the regular

FBT also is part of the operating margin line. So, that we have as a standard difference between the US and the Indian GAAP.
Sandeep
Okay. And just in terms of the client penetration, this time the number of clients more than $50 million has increased from 9 to 12, we have seen a significant increase. Can you just give us a color in terms of the increase of 3 clients in terms of verticals?
Suresh Senapaty
I think they are in the financial services as well as enterprise services space.
Sandeep
Okay. So, even the BFSI client has been included here?
Suresh Senapaty
Oh, yes.
Sandeep
Okay. And sir, the attrition for the industry as a whole has been now coming down or it is not inching up but for Wipro it is like we are at the highest in terms of the attrition versus peers.
Pratik
If you look at just the voluntary attrition piece, it has come down by almost 1 percentage point, which we have shared, it is about 14.7 compared to 15.7 which was in the previous quarter. On an overall basis, attrition has remained flat at the level where we were in the previous quarter and we are not surprised because this was also a quarter where we looked at people who are coming out of the training and their own performance and therefore we anticipated some of the exits because of involuntary reason, and the involuntary attrition accounted for additional percentage this quarter compared to the previous quarter. So, to your question, the attrition going forward we definitely continue to expect over the last two quarters our voluntary attrition, we have been able to bring down where it had moved up in Q1 considerably high from there to Q3 we expect the voluntary attrition will continue to bring it down. Involuntary attrition, it is difficult to say at this stage, but we think that it would remain at the same level because the same rigor and parameters which we have used in the last quarter will continue in this quarter as well.
Sandeep
Okay. And the last question, Mr. Premji said, one of the strategy going forward is to have a game changing rule of 360-degree partnership. Can you elaborate what does this mean? Is it with the clients or are we saying that we may partner with some other third party vendor?
Suresh Vaswani
When Mr. Premji was referring to 360-degree partnerships, he was basically referring to our partnership that we announced with CISCO, with EMC, with Microsoft, and with SAP so far. Now the construct of this partnership really is that at a very senior executive level, let us say between Mr. John Chambers and Mr.

Azim Premji, there is a signoff in terms of strategic partnership, there is a signoff in terms of how we will work together in the global markets, how we will work together in domestic markets, there is a signoff in terms of what joint solutioning we could be doing, there is signoff in terms of go-to-market strategies, and then the broad signoff in terms of that we will also work with each other in terms of leveraging on our respective services that we can provide to each other extensively. So, we have constructed plants with CISCO, with Microsoft, with SAP, and with EMC accordingly, and we do believe that these partnerships will be major growth drivers for us globally in the emerging markets as well as in terms of our working with each other, in terms of providing mutual services.
Sandeep
Okay. These guys, whether they also have partnerships with companies other than Wipro or is it with us only?
Suresh Vaswani
So far from an Indian global company context, the partnerships of this nature is really currently with us. I would dare say that they already have existing relationship with some of the other players, but I am really talking about a partnership at this level which has got endorsement from the two chairmen and which has executive sponsors on both sides of chairmen-direct reportees.
Sandeep
Thanks and all the best.
Moderator
Thank you very much sir. Next in line, we have Mr. Sandeep from Quantum Management. Over to you sir.
Sandeep
Good afternoon sir. Can you give some margin projection from India Asia-Pacific in line of the recently getting three big contracts of outsourcing?
Suresh Vaswani
India IT business if you look at on an average is around 10%, the margin it makes, which has a product component of about 67% and a service component of about 33%. The service component has a margin which is far superior than the product size, and this particular large deals that you are talking about will have components of products as well as service and these are longer term contracts and we would expect these kind of contracts to be in line with the business model that we have in Wipro InfoTech for the India business.
Sandeep
Sir, my next question is, you have invested a big amount of some Rs. 164 crores in Consumer Care segment. So, what is the plan for Consumer Care segment? Do you want to demerge the segment or something like that?
Vineet Agarwal

I think our business is doing well. We are working more towards running close to 25% YOY growth for the last eight quarters. Our brands, Santoor brand, is growing at 30%, our lighting and office modular furniture business is also growing at 30% plus. So, I think, in terms of overall growth, our growths have been good and therefore in terms of return to investors and return to shareholders I think it is a great category to be in. In terms of future expansions, we have already acquired Unza, which is a Southeast-Asia company and therefore it gives us a lot of access in terms of products which can be launched in India. So, as of now there is no reason whatsoever to look at any spin offs.
Sandeep
Thank you sir.
Rajesh Ramaiah
Moderator, can we have the last question, please?
Moderator
Sure sir. Next in line, we have Ms. Subhashini from JM Financial. Over to you mam.
Subhashini
Hello. Congrats on a good set of numbers. My question is again regarding Infocrossing. You said that margins this quarter in Infocrossing was around 5%. I understand that you have reclassified the expenses and there has been a change in the accounting policy. But, earlier we were talking about a 15% target, EBITDA margin, in Infocrossing. So, are we holding on to that?
Suresh Senapaty
Absolutely.
Subhashini
Okay, thanks. That is all from my side.
Moderator
Thank you very much mam. At this moment I would like to hand over the floor back to Wipro management for the final remarks. Over to you sir.
Rajesh Ramaiah
Thank you ladies and gentlemen for participating in this call. Should you have missed anything during the call the audio archive of this call will be available on our website and we would also be putting up a transcript of this call very soon. Should you need any further clarifications, the investor relations team would be delighted to talk to you. We look forward to talking to you again next quarter. Have a nice day.
Moderator
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